UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-08106

CUSIP Number: 576323109

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MasTec, Inc.

Full Name of Registrant

Former Name if Applicable

800 S. Douglas Road, 12th Floor

Address of Principal Executive Office (Street and Number)

Coral Gables, FL 33134

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

MasTec, Inc. (“MasTec”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the three months ended March 31, 2015 (the “Form 10-Q”).

As previously announced, the Audit Committee of MasTec’s Board of Directors, with the assistance of independent counsel, is diligently conducting an independent internal investigation regarding certain accounting matters (the “Investigation”). The Audit Committee has not reached any conclusions, and MasTec cannot predict the outcome of the Investigation, its ultimate scope or when it will be completed.

As a result, MasTec will not be able, without unreasonable effort or expense, to timely file the Form 10-Q by the deadline prescribed by Securities and Exchange Commission rules.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alberto de Cardenas	305	599-1800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for

the year ended December 31, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto which is incorporated herein by reference.

MasTec, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 11, 2015	By	/s/ Alberto de Cardenas
Name: Alberto de Cardenas
Title: Executive Vice President,
General Counsel and Secretary

Attachment A

In its press release issued on May 11, 2015, included as Exhibit 99.1 to MasTec’s Current Report on Form 8-K dated May 11, 2015 (the “Form 8-K”), MasTec reported preliminary unaudited results with respect to its fiscal quarter ended March 31, 2015. Condensed unaudited consolidated financial statements reflecting those preliminary results follow below. The preliminary information has been prepared by MasTec’s management and has not undergone the complete review by MasTec’s outside auditors that is customary for the release of interim results. The preliminary information represents MasTec’s good faith belief as to MasTec’s results for the periods presented, but it is pending any impact from the Investigation, and investors are cautioned that such information is neither final nor complete and should not be relied on as such. For additional information regarding these preliminary results, please refer to the Form 8-K.

Summary financial statements for the quarters are as follows:

Preliminary Condensed Unaudited Consolidated Statements of Operations

(In thousands, except per share amounts)

	For the Three Months Ended March 31,
	2015	2014
Revenue	$1,002,421	$964,029
Costs of revenue, excluding depreciation and amortization	886,414	841,054
Depreciation and amortization	42,598	33,494
General and administrative expenses	74,030	53,327
Interest expense, net	10,973	12,003
Other income, net	(8)	(1,955)

(Loss) income from continuing operations before income taxes	$(11,586)	$26,106
Benefit from (provision for) income taxes	4,699	(9,916)

Net (loss) income from continuing operations	$(6,887)	$16,190
Discontinued operations:
Net loss from discontinued operations	$—	$(122)

Net (loss) income	$(6,887)	$16,068

Net (loss) income attributable to non-controlling interests	(125)	45

Net (loss) income attributable to MasTec, Inc.	$(6,762)	$16,023

Earnings per share:
Basic (loss) earnings per share:
Continuing operations	$(0.08)	$0.21
Discontinued operations	—	(0.00)

Total basic (loss) earnings per share	$(0.08)	$0.21

Basic weighted average common shares outstanding	82,397	77,345

Diluted (loss) earnings per share:
Continuing operations	$(0.08)	$0.19
Discontinued operations	—	(0.00)

Total diluted (loss) earnings per share	$(0.08)	$0.19

Diluted weighted average common shares outstanding	82,397	86,622

Preliminary Condensed Unaudited Consolidated Balance Sheets

(In thousands)

	March 31, 2015	December 31, 2014
Assets
Current assets	$1,386,493	$1,551,901
Property and equipment, net	604,593	620,306
Goodwill and other intangibles, net	1,288,657	1,313,330
Other long-term assets	78,298	76,271

Total assets	$3,358,041	$3,561,808

Liabilities and Equity
Current liabilities, including discontinued operations	$883,446	$976,106
Acquisition-related contingent consideration, net of current portion	99,516	103,515
Long-term debt	1,078,019	1,061,159
Long-term deferred tax liabilities, net	192,755	204,816
Other long-term liabilities	71,595	68,407
Equity	1,032,710	1,147,805

Total liabilities and equity	$3,358,041	$3,561,808

Preliminary Condensed Unaudited Consolidated Statements of Cash Flows

(In thousands)

	For the Three Months Ended March 31,
	2015	2014
Net cash provided by (used in) operating activities	$117,257	$(20,394)
Net cash used in investing activities	(48,622)	(57,110)
Net cash (used in) provided by financing activities	(62,830)	64,314
Net effect of currency translation on cash	(1,173)	(476)

Net increase (decrease) in cash and cash equivalents	4,632	(13,666)

Cash and cash equivalents - beginning of period	24,059	22,927

Cash and cash equivalents - end of period	$28,691	$9,261